UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           CROSSMANN COMMUNITIES, INC.

                                (Name of Issuer)

                      common stock, no par value per share
                         (Title of Class of Securities)

                                    22764E109
                                 (CUSIP Number)

                                 Steven K. Humke
                                   Ice Miller
                         One American Square, Box 82001
                           Indianapolis, Indiana 46282
                                 (317) 236-2394
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 29, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 26764E109                                            Page 2 of 6 Pages


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     John B. Scheumann

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
     (SEE INSTRUCTIONS)                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Indiana


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     0

8    SHARED VOTING POWER
     1,928,186 (1)

9    SOLE DISPOSITIVE POWER
     1,928,186 (1)

10   SHARED DISPOSITIVE POWER
     0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,928,186 (1)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.9 %

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

(1) Mr. Scheumann has entered into a Voting Agreement, dated as of January 29, 2002, with Beazer Homes USA, Inc. ("Beazer"), pursuant to which Mr. Scheumann has agreed to vote his common stock of Crossmann Communities, Inc. in favor of a proposal to approve the Merger Agreement (as defined below). Beazer does not have any rights as a stockholder of Crossmann Communities pursuant to the Voting Agreement.

                                  SCHEDULE 13D


CUSIP NO. 26764E109                                            Page 3 of 6 Pages


     This  Amendment  No.  3  amends  and  supplements  Amendment  No.  2 to the
Statement on Schedule 13D filed with the Commission on February 11, 1998 (the "Statement"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Statement.

Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

     On January 29, 2002, Beazer Homes USA, Inc. ("Beazer") and Crossmann Communities entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, assuming the satisfaction or waiver of conditions to closing set forth therein, Beazer will acquire Crossmann Communities by means of a merger of Crossmann Communities with and into a wholly-owned subsidiary of Beazer (the "Merger").

     On January 29, 2002, Mr. Scheumann entered into a Voting Agreement (the "Voting Agreement") with Beazer. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. In order to approve the Merger Agreement, the affirmative vote of the holders of a majority of the outstanding shares of common stock of Crossmann Communities is required. Under the Voting Agreement, Mr. Scheumann agreed to vote his shares of Crossmann Communities common stock in favor of the Merger and the Merger Agreement and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Crossmann Communities under the Merger Agreement and against certain other proposals. In addition, Mr. Scheumann granted an irrevocable proxy to certain officers and directors of Beazer which grant to such persons, on behalf of Beazer, the right to vote in accordance with the Voting Agreement the shares of Crossmann Communities common stock owned by Mr. Scheumann.

     Further, under the Voting Agreement, during the term of the Voting Agreement, Mr. Scheumann may not transfer, sell, assign, gift, pledge, hypothecate  or dispose of,  whether  directly or  indirectly  by  contribution, distribution, dissolution or otherwise, any of the shares of Crossmann Communities common stock subject to the Voting Agreement, except that Mr. Scheumann would be permitted to transfer shares of common stock to a member of his immediate family or to a trust or other entity created by him for tax or estate planning purposes, provided that any such transferee agrees to assume his obligations under the Voting Agreement. The Voting Agreement and the proxy described herein will terminate on the earlier of (a) the effective time of the Merger or (b) termination of the Merger Agreement according to its terms.

                                  SCHEDULE 13D


CUSIP NO. 26764E109                                            Page 4 of 6 Pages


     Beazer does not have any right to dispose of (or the direct the disposition of) the shares of Crossmann Communities common stock subject to the Voting Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) The aggregate number of shares of Crossmann Communities common stock owned by Mr. Scheumann is 1,928,186, representing approximately 17.9 % of the shares of Crossmann Communities common stock outstanding as of February 12, 2002.

     (b) By virtue of the Voting Agreement, Mr. Scheumann may be deemed to share with Beazer the power to vote the shares of Crossmann Communities common stock subject to the Voting Agreement. Beazer may also be deemed to have a right to restrict the disposition of the shares subject to the Voting Agreement. Beazer, however, is not entitled to any other rights as a stockholder of Crossmann Communities as to the shares of Crossmann Communities common stock covered by the Voting Agreement.

     (c) Other than as set forth in this Schedule 13D, Mr. Scheumann has not effected any transactions in the shares of Crossmann Communities common stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

     The information set forth or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:

                                  SCHEDULE 13D


CUSIP NO. 26764E109                                            Page 5 of 6 Pages


     Except as described elsewhere in this Schedule 13D, as amended, Mr. Scheumann has no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Crossmann Communities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The information set forth or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Matter to be filed as Exhibits

     Item 7 is hereby amended and restated in its entirety by adding the following Exhibits:

Exhibit 1 - Voting  Agreement,  dated  January 29, 2002,  by and between  Beazer
            Homes USA, Inc. and John B. Scheumann

Exhibit 2 - Agreement  and Plan of Merger dated  January 29, 2002,  among Beazer
            Homes  USA, Inc.,   Beazer  Homes  Investment  Corp.  and  Crossmann
            Communities, Inc.

                                  SCHEDULE 13D


CUSIP NO. 26764E109                                            Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 21, 2002


                                    /s/ John B. Scheumann
                                    --------------------------------------------
                                    John B. Scheumann